Exhibit 11.1

Net Loss Per Common Share  — Basic and diluted net loss per common share are presented in conformity with the SFAS  No.  128, “Earnings Per Share”. Diluted net loss per share is the same as basic net loss per share as the inclusion of outstanding options and warrants until their exercise would be anti-dilutive. Basic net income per share is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding during the year (denominator). Diluted net income per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the year. Outstanding options and warrants were not included in the computation of diluted loss per share for the year ended December 31, 2007 because their inclusion would be anti-dilutive.